Charter No. 1461

Comptroller of the Currency

Northeastern District

REPORT OF CONDITION

CONSOLIDATING

DOMESTIC AND FOREIGN

SUBSIDIARIES OF

Citibank, N.A. of New York in the State of New York, at the close of business on December 31, 2003, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS		Thousands of dollars
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$13,330,000
Interest-bearing balances		19,426,000
Held-to-maturity securities		47,000
Available-for-sale securities		84,510,000
Federal funds sold in domestic Offices		2,125,000
Federal funds sold and securities purchased under agreements to resell		14,744,000
Loans and leases held for sale		2,940,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	324,477,000
LESS: Allowance for loan and lease losses	8,709,000

Loans and leases, net of unearned income, allowance, and reserve		315,768,000
Trading assets		79,871,000
Premises and fixed assets (including capitalized leases)		3,964,000
Other real estate owned		121,000
Investments in unconsolidated subsidiaries and associated companies		952,000
Customers’ liability to this bank on acceptances outstanding		1,096,000
Intangible assets: Goodwill		6,610,000
Intangible assets: Other intangible assets		9,184,000
Other assets		27,435,000

TOTAL ASSETS . . . . . . . . . . . . . .		$582,123,000

LIABILITIES
Deposits: In domestic offices		$113,879,000
Noninterest- bearing		22,283,000
Interest- bearing		91,596,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs		267,356,000

Noninterest- bearing	18,588,000
Interest- bearing	248,768,000
Federal funds purchased in domestic Offices	9,081,000
Federal funds purchased and securities sold under agreements to repurchase	9,984,000
Demand notes issued to the U.S. Treasury	0
Trading liabilities	52,718,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases): ss	43,863,000
Bank’s liability on acceptances executed and outstanding	1,096,000
Subordinated notes and debentures . . . . 12,330,000
Other liabilities . . . . . . . . . . . .
TOTAL LIABILITIES	$535,748,000
Minority interest in consolidated Subsidiaries	422,000
EQUITY CAPITAL
Perpetual preferred stock and related surplus	1,950,000
Common stock	751,000
Surplus	24,831,000
Retained Earnings	19,515,000
Accumulated net gains (losses) on cash flow hedges	–1,094,000
Other equity capital components	0
TOTAL EQUITY CAPITAL	$45,953,000
TOTAL LIABILITIES AND EQUITY CAPITAL	$582,123,000

I, Grace B. Vogel, Vice President and Controller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

GRACE B. VOGEL

VICE PRESIDENT

We, the undersigned directors, attest to the correctness of this Report of Condition. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

ROBERT B. WILLUMSTAD

ALAN S. MACDONALD

WILLIAM R. RHODES

DIRECTORS